

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

Kuk Hyoun Hwang
Chief Executive Officer
Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

> **Re: Bellevue Life Sciences Acquisition Corp.**
> **Draft Registration Statement on Form S-4**
> **Submitted December 21, 2023**
> **CIK No. 0001840425**

Dear Kuk Hyoun Hwang:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically,

The independent auditors' report for OSR Holdings Co., Ltd. does not refer to conducting the audit in accordance with the standards of the PCAOB.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Gary Kocher